Tel 713.758.2222 Fax 713.758.2346
July 9, 2009
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Targa Resources Partners LP
Targa Resources Partners Finance Corporation
Registration Statement on Form S-3
Filed June 2, 2009
File No. 333-159678

Targa Resources Partners LP
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Quarterly Report on Form 10-Q for the Period Ended March 31, 2009
Filed May 8, 2009
File No. 001-33303
Dear Mr. Owings:
     Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), and Targa Resources Partners Finance Corporation, a Delaware corporation (the “Corporation”), are filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).
     Set forth below are the responses of the Partnership and the Corporation to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2009, with respect to the Registration Statement, the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 27, 2009, File No. 001-33303 (the “Annual Report”) and the Partnership’s Quarterly Report on Form 10-Q for the Period Ended March

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July 9, 2009 Page 2
31, 2009, File No. 001-33303 (the “Quarterly Report”). For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Partnership and the Corporation, which have authorized us to respond to the Staff’s comments on their behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1.
Registration Statement on Form S-3
General
1.	Please note that all comments relating to the Annual Report on Form 10-K for the year ended December 31, 2008 must be resolved before you request acceleration of the effective date of this registration statement.

Response:

The Partnership acknowledges the Staff’s comment and will only request acceleration of the effective date of the Registration Statement after all comments relating to the Annual Report are resolved.
Outside Back Cover
2.	Please provide the information required on the outside back cover of the prospectus. Refer to Item 502 of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed the requirements of Item 502 of Regulation S-K. This item provides that a registrant must “advise dealers of their prospectus delivery obligation” by inserting on the outside back cover page of the prospectus language similar to that set forth in the item. However, Item 502 of Regulation S-K provides that a registrant “do[es] not have to include [the dealer prospectus delivery obligation language] if dealers are not required to deliver a prospectus under Rule 174 of the Securities Act.” Rule 174(b) of the Securities Act provides that “[n]o prospectus need be delivered [by a dealer] if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.” The Partnership was subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) immediately prior to the time it filed the Registration Statement. Accordingly, a dealer is not required to deliver a prospectus under Rule 174 of the Securities Act. As such, the Partnership believes the prospectus delivery obligation language required by Item 502 does not need to be included on the outside back cover page of the prospectus.

July 9, 2009 Page 3
Material Income Tax Considerations, page 32
3.	Please revise the captions and disclosure throughout this section to indicate that the disclosure relates to the material tax “consequences” of the offering, as opposed to material tax “considerations.”

Response:

The Partnership acknowledges the Staff’s comment. Amendment No. 1 includes revisions to the material income tax section to indicate that the disclosure relates to the material tax “consequences” of the offering, rather than material tax “considerations.”
Tax Consequences of Unit Ownership, page 34
Treatment of Short Sales, page 37
4.	Please revise your disclosure to explain why Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units.

Response:

The Partnership acknowledges the Staff’s comment. Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units because there is no direct or indirect authority on the issue related to partnership interests and without such authority a legal opinion cannot be issued. Amendment No. 1 includes an explanation as to the legal uncertainty surrounding this issue on pg. 37.
Annual Report on Form 10-K
General
Item 1. Business, page 2
5.	Please describe in this section the extent to which your business is or may be seasonal. Refer to Item 101(c)(1)(v).

Response:

The Partnership acknowledges the Staff’s comment. Item 101(c)(1) of Regulation S-K requires a company to describe its business, focusing on its dominant segment or each reportable segment about which financial information is presented in the financial statements. In particular, Item 101(c)(1)(v) requires a description of “the extent to which the business of the segment is or may be seasonal.” However, the

July 9, 2009 Page 4
description of seasonality is only required “[t]o the extent material [emphasis added] to an understanding of the registrant’s business taken as a whole.” The Partnership has reviewed its business and determined that it is not subject to seasonality in any material respect. As such, the Partnership has not historically discussed seasonality in its public disclosures. If business conditions change and the business becomes subject to seasonality in any material respect, then the Partnership undertakes to describe the extent to which its business is or may be seasonal in accordance with the requirements of Item 101(c)(1)(v) of Regulation S-K.
Our Relationship with Targa Resources, Inc., page 6
6.	Please clarify that Targa Resources, Inc. owns its 2% general partnership interest through its wholly-owned subsidiary, Targa Resources GP LLC. Also, please clarify whether Targa Resources, Inc. holds its 24.5% limited partner interest itself, through another entity, or some combination thereof.

Response:

The Partnership acknowledges the Staff’s comment. In its future filings, the Partnership undertakes to clarify that Targa Resources, Inc. (“Targa”) owns its 2% general partnership interest through its indirect wholly-owned subsidiary, Targa Resources GP LLC. In addition, the Partnership undertakes to clarify that Targa holds its 24.5% limited partner interest in the Partnership through its indirect wholly-owned subsidiaries, Targa GP Inc. and Targa LP Inc.
Item 2. Properties, page 40
7.	Please revise your disclosure to clarify the number and locations of your principal processing plants. Refer to Item 102 of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Item 102 of Regulation S-K and its disclosures under Item 2 of the Annual Report. Form 10-K allows a company to disclose information by incorporating information that is responsive to a particular item by reference to the information in another part of the Annual Report. The Partnership has utilized this approach in response to Item 2 of the Annual Report. Item 2 incorporates by reference the information disclosed in Item 1 of the Annual Report that is responsive to Item 2. Item 1 of the Annual Report describes in detail the Partnership’s gathering systems, the processing plants within those systems, the location (by county) of the processing plants and other operational metrics for the processing plants. The Partnership believes the disclosure presented in the table found on page 8 of the Annual Report and in the text following the table on pages 8 and 9 of the Annual Report appropriately addresses the requirements of Item 102 of Regulation S-K.

July 9, 2009 Page 5
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Critical Accounting Policies and Estimates, page 57
8.	As noted in Section V of SEC Release No. 33-8350, the critical accounting policies and estimates disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Response:

The Partnership acknowledges the Staff’s comment. The Partnership has presented below a revised draft of its Critical Accounting Policies and Estimates which it proposes to include in its future filings, subject to such changes as are appropriate at that time. The Partnership undertakes to disclose any material changes that occur relating to critical accounting policies and estimates in future filings.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The policies and estimates discussed below are considered by management to be critical to an understanding of our financial statements because their application requires the most significant judgments from management in estimating matters for financial reporting that are inherently uncertain. Please see the description of our accounting policies in the notes to the financial statements for additional information about our critical accounting policies and estimates.

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Property, Plant and Equipment. In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the period it benefits. Our property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Our estimate of depreciation incorporates assumptions regarding the useful economic lives and residual values of our assets. At the time we place our assets in-service, we believe such assumptions are reasonable; however, circumstances may develop that would cause us to change these assumptions, which would change our depreciation amounts prospectively. Examples of such circumstances include:
•	changes in energy prices;

•	changes in competition;

•	changes in laws and regulations that limit the estimated economic life of an asset;

•	changes in technology that render an asset obsolete;

•	changes in expected salvage values; or

•	changes in the forecast life of applicable resource basins, if any.
At December 31, 2008, the net book value of our property, plant and equipments was $1.2 billion and we recorded $74.3 million in depreciation expense for the year ended December 31, 2008. The weighted average life of our long-lived assets is approximately 20 years. If the useful lives of these assets were found to be shorter than originally estimated, depreciation expense may increase, liabilities for future asset retirement obligations may be insufficient and impairments in carrying values of tangible and intangible assets may result. For example, if the depreciable lives of our assets were reduced by 10%, we estimate that depreciation expense would increase by $8.3 million, which would result in a corresponding reduction in our operating income. In addition, if an assessment of impairment resulted in a reduction of 1% of our long-lived assets, our operating income would decrease by $12.4 million. There have been no material changes impacting estimated useful lives of the assets.

Revenue Recognition. At December 31, 2008, the Partnership’s balance sheet reflects total accounts receivable resulting from revenues of approximately $80.7 million of which $58.4 million is due from third-parties and $22.3 million is due from affiliates. The Partnership does not have an allowance for doubtful accounts as of December 31, 2008.

The Partnership’s exposure to uncollectible accounts receivable relates to the financial health of its counterparties. The Partnership and its indirect parent, Targa,

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have an active credit management process which is focused on controlling loss exposure to bankruptcies or other liquidity issues of counterparties. If an assessment of uncollectibility resulted in a 1% reduction of our third-party accounts receivable, our operating income would decrease by $0.6 million. There were no material changes during 2008 to our estimate of uncollectible accounts.

Price Risk Management (Hedging). Our net income and cash flows are subject to volatility stemming from changes in commodity prices and interest rates. To reduce the volatility of our cash flows, we have entered into (i) derivative financial instruments related to a portion of our equity volumes to manage the purchase and sales prices of commodities and (ii) interest rate financial instruments to fix the interest rate on our variable debt. We are exposed to the credit risk of our counterparties in these derivative financial instruments.

Our cash flow is affected by the derivative financial instruments we enter into to the extent these instruments are settled by (i) making or receiving a payment to/from the counterparty or (ii) making or receiving a payment for entering into a contract that exactly offsets the original derivative financial instrument. Typically a derivative financial instrument is settled when the physical transaction that underlies the derivative financial instrument occurs.

One of the primary factors that can affect our financial statements each period is the price assumptions we use to value our derivative financial instruments, which are reflected at their fair values in the balance sheet. The relationship between the derivative financial instruments and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the derivative financial instrument and on an ongoing basis. Hedge accounting is discontinued prospectively when a derivative financial instrument becomes ineffective. Gains and losses deferred in other comprehensive income related to cash flow hedges for which hedge accounting has been discontinued remain deferred until the forecasted transaction occurs. If it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the derivative financial instrument are reclassified to earnings immediately.

The estimated fair value of our derivative financial instruments was $138.7 million as of December 31, 2008, net of an adjustment for credit risk. The credit risk adjustment is based on the default probabilities by year for each counterparty’s traded credit default swap transactions. These default probabilities have been applied to the unadjusted fair values of the derivative financial instruments to arrive at the credit risk adjustment, which aggregates to $6.5 million at December 31, 2008. We and our indirect parent, Targa, have an active credit management process which is focused on controlling loss exposure to bankruptcies or other liquidity issues of counterparties. If a financial instrument counterparty were to declare bankruptcy, we would be exposed to the loss of fair value of the financial instrument transaction with that

July 9, 2009 Page 8
counterparty. Ignoring our adjustment for credit risk, if a bankruptcy by a financial instrument counterparty impacted 10% of the fair value of commodity-based financial instruments, we estimate that our operating income would decrease by $13.9 million.
9.	We note your disclosure on page 8 that the Conger plant is not currently operating. Please tell us your consideration of whether this represents an indicator of impairment under paragraph 8.b of SFAS 144 and revise MD&A to further explain the reasons for the temporary plant closure and its potential impact on future results.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed paragraph 8.b of SFAS 144 as well as paragraph 10 of SFAS 144, which provides that “[F]or purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” The assets of the Partnership’s SAOU system (“SAOU”) are located in close proximity to each other and interconnected by gathering and transmission pipelines and although the gas processing facilities of the Conger plant are not currently active, the Conger plant’s compression facilities are being used to maintain delivery pressure within the SAOU system as a whole. For accounting purposes, the three SAOU processing plants—Conger, Mertzon and Sterling—are considered to be part of an asset group, consistent with paragraph 10 of SFAS No. 144. The cash flows of SAOU as a whole are the lowest level for which cash flows are identified for these assets. As a result, the fact that only the Conger plant’s compression facilities are currently being used and not its processing capabilities is not an indicator of impairment.

The Partnership is currently operating only the Conger plant’s compression facilities as there is no current need for such processing capacity; however, operating the Conger plant’s processing facilities could impact the Partnership’s future results by (i) allowing the Partnership to offset a loss of processing capacity at one of the other plants in the SAOU system should there be an outage or capacity reduction at the Sterling or Mertzon plants or (ii) allowing the Partnership to acquire additional customers and revenues from processing additional supplies of natural gas. The Partnership undertakes to disclose in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its future filings the reasons for operating the compression and processing facilities of the Conger plant, the operational optionality this provides to management and the impact this has on future results consistent with the information presented above, to the extent then applicable, if these items become material to the Partnership.

July 9, 2009 Page 9
Results of Operations, page 60
10.	In future filings, please disclose any trends or uncertainties that could have a material impact on your results of operations, such as the decrease in commodity prices beginning in the fourth quarter of 2008, which seemed to significantly impact your results in the first quarter of 2009.

Response:

The Partnership acknowledges the Staff’s comment. The Partnership periodically reviews the trends and uncertainties facing its business. Based on this review in connection with the preparation of the Annual Report and Quarterly Report, the Partnership determined that trends and uncertainties in the following three primary areas could have the most material impacts on its results of operations—natural gas supply, commodity prices and volatile capital markets. As required by Item 303 of Regulation S-K, the Partnership discussed these trends and uncertainties in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Trends and Outlook” found on pages 51 and 52 of the Annual Report. In connection with future filings, and based on the Partnership’s review of the trends and uncertainties facing its business at that time, the Partnership undertakes to continue to enhance its disclosure of the trends and uncertainties that could have a material impact on its results of operations, such as commodity price movements.

11.	Please explain to us the reason for the significant decrease in your loss on mark-to-market derivative instruments from the year ended December 31, 2007 to the year ended December 31, 2008. In this regard, in future filings, please ensure that you analyze all significant changes to the components of consolidated net income in your discussion of your Results of Operations. Refer to Item 303(a) of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Item 303(a) of Regulation S-K. The $30.2 million loss on mark-to-market derivative instruments recognized in the Partnership’s income statement for the year ended December 31, 2007 is related primarily to the derivative instruments purchased from Targa as part of the SAOU and LOU transaction. Because these derivative instruments were not designated by the Partnership as hedging instruments in a qualifying hedging relationship until October 23, 2007, the change in fair value of these derivative instruments for the period January 1, 2007 through October 23, 2007 was recorded directly to income. The change in fair value of these derivative instruments subsequent to October 23, 2007 has been recorded to other comprehensive income. Consequently, the reported mark-to-market loss recognized by the Partnership for the year ended December 31, 2008 reflects a significant decrease from the loss reported for the year ended December 31, 2007. The Partnership undertakes to analyze all

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significant changes to the components of consolidated net income in its discussion of results of operations in future filings.
Part III
Item 10. Directors, Executive Officers and Corporate Governance, page 72
12.	We note your indication on page 72 that your executive management personnel are employees of Targa and devote their time as needed to conduct your business and affairs. Please revise to disclose how much time, expressed as a percentage, your executive management personnel devote to your business and affairs.

Response:

The Partnership acknowledges the Staff’s comment. As indicated on page 72 of the Annual Report, the executive management personnel of the Partnership’s general partner (the “General Partner”) are employees of Targa and devote their time as needed to conduct the Partnership’s business and affairs. Since the Partnership’s initial public offering in February 2007, the officers of the General Partner have, on average, devoted a substantial portion but less than a majority of their time to the Partnership’s business. The Partnership expects the amount of time that the General Partner’s executive management personnel devote to the Partnership’s business in future periods to be driven by the needs and demands of the ongoing business and business development efforts, which are likely to increase as the Partnership’s asset base and operations increase in size. However, depending on how the Partnership’s business develops and the nature of the business development efforts conducted by executive management, the amount of time that the General Partner’s executive management team devotes to the Partnership’s business may increase or decrease in future periods. While providing a percentage breakdown between time spent on Targa’s business versus the Partnership’s business would be unduly burdensome on the Partnership’s operations, the Partnership undertakes in its future filings with the Commission to describe the time that its executive management team devoted over the prior period to the Partnership’s business in a manner consistent with the description set forth above.
Item 11. Executive Compensation, page 76
Executive Compensation, page 76
Compensation Discussion and Analysis, page 76
Overview, page 76
13.	In Item 10 you state that the compensation of Targa Resources GP LLC’s executive officers is set by Targa Resources, Inc., and in Item 12 you state that the

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compensation of your executive officers (which we assume to mean the executive officers of your general partner) is set by Targa Resources Investments Inc. Please revise your disclosure to clarify.

Response:

The Partnership acknowledges the Staff’s comment. As stated in Item 11 of the Annual Report, “Targa Resources Investments Inc. has ultimate decision making authority with respect to the compensation of our executive officers identified in the Summary Compensation Table.” In the Partnership’s future annual reports, it will clarify in Item 10 that the compensation of Targa Resources GP LLC’s executive officers is set by Targa Resources Investments Inc. (“Targa Investments”), not Targa.
The Role of Peer Groups and Benchmarking, page 77
14.	You state that the Senior Management and the TRII Compensation Committee consider compensation data from other companies but do not set compensation components to meet specific benchmarks. If Senior Management and the TRII Compensation Committee do not use such data in connection with setting benchmarks for the compensation of your officers, please disclose how they use such data.

Response:

The Partnership acknowledges the Staff’s comment. As stated on page 77 of the Annual Report, Senior Management and the TRII Compensation Committee do not use peer company data to establish benchmarks, such as salaries “above the median” or total compensation “at the 50th percentile,” for the compensation of Targa’s officers. The peer company data that is reviewed by Senior Management and the TRII Compensation Committee is simply one factor out of many that is used in connection with the establishment of the compensation for the General Partner’s officers. The other factors considered by Senior Management and the TRII Compensation Committee include, but are not limited to, (i) available compensation data about rankings and comparisons, (ii) ownership stake (both peer management’s stake in peer companies and Targa management’s stake in the Partnership and Targa Investments), (iii) effort and accomplishment on a group basis, (iv) challenges faced and challenges overcome, (v) unique skills, (vi) contribution to the management team and (vii) the perception of both Targa Investments’ board of directors (the “Board”) and the TRII Compensation Committee of performance relative to expectations, actual market/business conditions and relative peer company performance. All of these factors, including peer company data, are utilized in a subjective assessment of each year’s decisions relating to annual cash incentives, long-term cash incentives and base compensation changes with a view towards total compensation and pay-for-performance. The Partnership undertakes to disclose in its future filings the manner in which peer company data is used by Senior Management and the TRII Compensation Committee in a manner consistent with the response set forth above.

July 9, 2009 Page 12
Elements of Compensation for Named Executive Officers, page 78
15.	Please disclose the threshold, target and maximum levels for the bonus pool and the manner in which the TRII Compensation Committee establishes these levels. Please also discuss how the CEO and TRII Compensation Committees arrive at the total amount of cash to be allocated to the pool. Refer to Item 402(b) of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment. The cash bonus pool “target” is determined by summing, on an employee by employee basis, the product of base salaries and market-based bonus targets. As disclosed on page 79 of the Annual Report, the overall threshold, target and maximum levels for Targa’s bonus pool for 2008 were 50% of the cash bonus pool for the threshold level, 100% for the target level and 200% for the maximum level. The CEO and the TRII Compensation Committee relied on compensation consultants and market data to establish the threshold, target and maximum levels, which were determined to be in a typical and competitive range. The CEO and the TRII Compensation Committee arrive at the total amount of cash to be allocated to the cash bonus pool by multiplying percentage of target awarded by the TRII Compensation Committee by the total target cash bonus pool. The Partnership undertakes to expand its disclosure relating to annual cash incentives consistent with the response set forth above.
Application of Compensation Elements, page 80
16.	You state that, in January 2009, the TRII Compensation Committee approved a cash bonus pool of 150% of the target level and paid “above target level bonuses” in recognition of, among other things, “organizational performance in 2008.” Please expand your disclosure to explain how the committee made its determination to approve a cash bonus pool of 150% of the target level. In addition, please explain the method by which the committee measured the company’s “organizational performance” and the employees’ achievement of such performance in 2008. Refer to Item 402(b) of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Item 402(b) of Regulation S-K. As stated on page 79 of the Annual Report, the TRII Compensation Committee established six key business priorities for 2008 for purposes of funding the cash bonus pool. These priorities were: (i) identify opportunities to strengthen the organization and develop plans to address them, (ii) expand on existing processes to enhance the involvement of the organization in making Targa’s businesses better, (iii) aggressively develop attractive return projects and opportunities and proactively invest in and expand Targa’s businesses, (iv) improve the insurance recovery situation with a resolution or a clear path to a resolution, (v) make a significant third-

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party acquisition(s) at the Partnership and/or continue to effectively drop down Targa assets to the Partnership, and (vi) execute on all fronts (including the 2008 business plan and above priorities). The TRII Compensation Committee considered overall performance, including organizational performance, to be strong in 2008 based on the business priorities discussed above as well as a number of unanticipated priorities and performance factors, which included operating through two hurricanes that impacted Targa’s personnel and assets while meeting customer needs and business objectives. Because “organizational performance” was a common theme in the TRII Compensation Committee’s considerations, the compensation discussion in the Annual Report identified it as an important theme. The TRII Compensation Committee considered or subjectively evaluated (rather than measured) organizational performance by reviewing the performance of Targa’s personnel with respect to the initial and subsequent business priorities relative to expectations and peer performance, which included demonstrated successes in hurricane preparedness, accounting systems, commercial business initiatives and area manager involvement. The TRII Compensation Committee determined to approve the cash bonus pool at 150% of the target level based on this comprehensive review of these multiple criteria. The process employed by the TRII Compensation Committee to approve the 150% target level was along the lines of grading a multi-faceted essay rather than a simple true/false exam.

17.	Please revise your disclosure of the long-term cash incentives awarded in each of 2008 and 2009 to include the “performance for the median” of the peer group and to disclose how your performance compared to the performance of the peer group.

Response:

The Partnership acknowledges the Staff’s comment. As disclosed on pages 79 and 80 of the Annual Report, the cash-settled performance unit awards granted to the named executive officers by Targa Investments in 2008 will cliff-vest in 2011 if the applicable performance targets are met. The awards granted in 2009 will also cliff-vest in three years if the applicable performance targets are met. Set forth below is the “performance for the median” of the peer group for each of 2008 and 2009 and a comparison of the Partnership’s performance to the peer group as of December 31, 2008:

	Performance (1)		Partnership
Grant	Peer Group Median	Partnership	Position

2008	(58)%	(58)%	7 of 13
2009	(2)	(2)	(2)

(1)	Total return measured as the change in price per share/unit plus dividends/distribution from (a) the price at the beginning of the performance period to (b) the sum of (i) the price per share/unit date that is 15 days prior to the end of the performance period plus (ii) the aggregate amount of dividends/distribution with respect to a

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share/unit during such period (“DER”). The performance period for the 2008 and 2009 awards begins on June 30, 2008 and June 30, 2009, respectively, and ends on the third anniversary of such dates.

(2)	The performance period for the 2009 grants had not begun as of the December 31, 2008 measurement date.
The Partnership undertakes to include a comparison of its performance to the “performance for the median” of the peer group consistent with the information presented above in its future filings.
Changes for 2009, page 81
18.	Please revise your disclosure to elaborate upon whether any of the strategic priorities you mention here are objective in nature. For example, you indicate that management of controllable costs to levels at or below plan levels is a strategic priority, however, your disclosure does not make clear whether there are specific amounts you have in mind in order for the priority to have been satisfied. Also, please discuss whether the TRII Compensation Committee assigns any particular weight to each of these strategic priorities.

Response:

The Partnership acknowledges the Staff’s comment. The strategic priorities established for 2009 are not objective in nature — they are subjective. The approach taken by the TRII Compensation Committee in reviewing performance against the priorities is along the lines of grading a multi-faceted essay rather than a simple true/false exam. As such, success does not depend on achieving a particular target; rather, success is determined based on past norms, expectations and unanticipated obstacles or opportunities that arise. For example, hurricanes and deteriorating market conditions may increase or alter what is a controllable cost and an increase in such costs above plan levels may, in context, be a positive result. A purely objective test established before the fact would not allow the TRII Compensation Committee to account for the full industry and economic context of the actual performance by Targa or its personnel. The TRII Compensation Committee does not assign a particular weight to the strategic priorities. The Partnership undertakes to expand its disclosure in its future filings regarding the subjective nature of the strategic priorities consistent with the information presented above.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 91
19.	Please clarify the introduction or footnotes to the table to indicate whether it includes securities that each person has the right to acquire within 60 days. In addition, please disclose the total number of outstanding securities of each class listed in the table that was used to calculate the percentages in the table. Refer to Item 403 of Regulation S-K.

July 9, 2009 Page 15

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Item 403 of Regulation S-K. The table of beneficial ownership in the Annual Report did not include securities that each person had the right to acquire within 60 days because there were none. In future filings, the Partnership undertakes to add a sentence in the introduction to this section or in a footnote indicating whether the table includes securities that each person has the right to acquire within 60 days. Additionally, the Partnership undertakes to disclose in future filings the total number of outstanding securities of each class listed in the table that was used to calculate the percentages in the table.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 93
Director Independence, page 99
20.	You state that, although no formal determinations as to the independence of most of your directors has been made because you are not subject to the majority independence requirements, it is likely that Messrs. Kagan and Joung would be determined independent for purposes of serving on the board of directors and Messrs. Joyce, Walen, Kagan and Joung would not be determined independent for purposes of serving on the audit committee. Please explain how you reached this conclusion and disclose the standard of independence used to reach this conclusion.

Response:

The Partnership acknowledges the Staff’s comment. As stated on page 99 of the Annual Report, the General Partner determined the independence of its independent directors for purposes of serving on the board of directors (the “GP Board”) of the General Partner and the audit committee using the rules of The Nasdaq Stock Market LLC (“Nasdaq”) and the Exchange Act, respectively. The General Partner used the same standards in assessing the likelihood that its remaining directors would be determined to be independent for purposes of serving on the GP Board or the audit committee.

To be independent under Nasdaq rules, a person cannot be an executive officer or employee of the Partnership/General Partner nor have a relationship which, in the opinion of the GP Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As set forth in Nasdaq’s listing rule 5605(a)(2), Nasdaq does not believe that ownership of a company’s stock by itself would preclude a finding of independence. Based on the foregoing, Messrs. Joyce and Whalen are likely to not be independent for purposes of serving on the GP Board because they

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are not employees of the General Partner and their affiliation with the Partnership is through the indirect ownership of the Partnership’s common units by certain investment funds managed by Warburg Pincus LLC (“Warburg Pincus”).

In order for a member of the General Partner’s audit committee to be independent under Exchange Act Rule 10A, he cannot (i) accept any compensatory fee from the Partnership or (ii) be an affiliated person of the Partnership. Messrs. Joyce and Whalen are officers of the General Partner and receive compensatory fees relating thereto and Messrs. Kagan and Joung are likely to be “affiliated persons” based on their positions with certain investment funds managed by Warburg Pincus, which indirectly control the Partnership. It is likely that none of Messrs. Joyce, Whalen, Kagan and Joung would be independent for purposes of serving on the General Partner’s audit committee under Exchange Act Rule 10A-3.
Item 14. Principal Accountant Fees and Services, page 99
21.	Please disclose the audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. Refer to Item 14 of Form 10-K.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Rule 2-01(c)(7)(i) of Regulation S-X and Item 14 of Form 10-K. The Partnership does not have a pre-approval policy of the type described in Rule 2-01(c)(7)(i)(B) of Regulation S-X. As such, and in accordance with Rule 2-01(c)(7)(i)(A), all services provided by the Partnership’s independent auditor are subject to approval by the General Partner’s audit committee before the auditor is engaged to render audit or non-audit services. The Partnership disclosed its policy of pre-approving on a case-by-case basis all services provided by its independent auditor on page 100 of the Annual Report.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-4
22.	In future filings, please disclose the number of equity units authorized for each ownership class on the face of the balance sheet. Refer to SAB Topic 4F.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed SAB Topic 4F. The Partnership is a limited partnership, not a corporation. The partnership agreement governing the Partnership allows the Partnership to issue an unlimited

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number of equity interests in the Partnership. As such, a specific number of equity units is not authorized for each ownership class that can be disclosed on the face of the balance sheet as is the case for corporations, the authorized capital of which is specifically denominated in its charter.
Consolidated Statements of Operations, page F-5
23.	Please tell us your consideration of separately presenting revenues from products versus services on the face of your statements of operations consistent with Rule 5-03 (b)(1) of Regulation S-X. In this regard, we note your disclosure in footnote 3 under the Revenue Recognition section that you generate revenues from the sale of natural gas and from natural gas processing.

Response:

The Partnership acknowledges the Staff’s comment and has reviewed Rule 5-03(b)(1) of Regulation S-X. For the three months ended March 31, 2009 and 2008, the Partnership’s fee-based and other revenues from natural gas processing totaled 1.17% and 0.43% of the Partnership’s total revenue, respectively. For the years ended December 31, 2008, 2007 and 2006, the Partnership’s fee-based and other revenues from natural gas processing totaled 0.50% , 0.81% and 0.18% of the Partnership’s total revenue, respectively. Rule 5-03(b)(1) of Regulation S-X provides that “each class [of operating income] which is not more than 10 percent of the sum of the items may be combined with another class [of operating income].” In accordance with Rule 5-03(b)(1) of Regulation S-X, the Partnership aggregates operating revenues from natural gas processing with revenues from third party sales due to the immateriality of revenues from natural gas processing to total operating revenue.
Notes to Consolidated Financial Statements
Note 6 — Debt Obligations, page F-15
24.	Please consider providing an affirmative statement to your readers, if true, that you were in compliance with your debt covenants at the date of your balance sheet. Furthermore, to the extent that there is uncertainty about your ability to continue to comply with such covenants, such as if you are currently close to exceeding a covenant measure and you do not expect this situation to improve in the near future, you should provide your readers with insight into this risk and uncertainty either here or in your MD&A discussion of liquidity.

Response:

The Partnership acknowledges the Staff’s comment. At December 31, 2008 and March 31, 2009, the Partnership was in compliance with its debt covenants. Currently, we do not believe there is material uncertainty about the Partnership’s

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ability to continue to comply with such covenants. The Partnership undertakes to disclose in its future filings any material uncertainty or identifiable trend that might threaten its ability to remain in compliance with its debt covenants.
Exhibits
25.	Please ensure that you file all schedules and exhibits to the exhibits to your Annual Report on Form 10-K.

Response:

The Partnership acknowledges the Staff’s comment. In its future filings, the Partnership undertakes to file all schedules and exhibits to the exhibits to its annual reports that are not the subject of confidential treatment requests or otherwise excludable.
Exhibits 31.1 and 31.2
26.	We note that, in the introductory paragraph to paragraph 4 in each exhibit, you refer to Exchange Act Rules 15d-(f) instead of Exchange Act Rules 15d- 15(f) [emphasis added]. In future filings, please revise the certification so that the language is identical to the language included in Item 601(b)(31) of Regulation S- K. Please note that this comment also applies to your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Response:

The Partnership acknowledges the Staff’s comment. In its future 10-K and 10-Q filings, the Partnership undertakes to revise the introductory paragraph to paragraph 4 in each of Exhibits 31.1 and 31.2 to refer to Exchange Act Rules 15d-15(f) instead of Exchange Act Rules 15d-(f) and the Partnership will ensure the language of the certification is identical to the language included in Item 601(b)(31) of Regulation S-K.
Exhibit 31.2
27.	In the future please revise Mr. McParland’s certification to indicate that, as Chief Financial Officer, he is your Principal Financial Officer [emphasis added] and not your Principal Executive Officer.

Response:

The Partnership acknowledges the Staff’s comment. In its future filings, the Partnership undertakes to revise Mr. McParland’s certification in Exhibit 31.2 to

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indicate that, as Chief Financial Officer, he is the General Partner’s Principal Financial Officer and not its Principal Executive Officer.
     In connection with responding to the Staff’s comments, the Partnership and the Corporation acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Partnership and the Corporation also acknowledge that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Partnership and the Corporation may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ David P. Oelman
David P. Oelman

cc:	Rene R. Joyce